

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via E-mail
Alan Auerbach
Chief Executive Officer
Puma Biotechnology, Inc.
10940 Wilshire Blvd, Suite 600
Los Angeles, CA 90024

> **Re:** **Puma Biotechnology, Inc.**
> **Form 8-K**
> **Filed October 11, 2011**
> **File No. 000-52811**

Dear Mr. Auerbach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 11, 2011

General

1. We note that you have requested confidential treatment for Exhibits 10.1, 10.5, and 10.6 to Form 8-K. We will provide any comments on your application in a separate comment letter. Please note that we will not be in a position to complete our review of your filing until any comments in relation to your confidential treatment application have been resolved.

Pfizer License, page 11

2. Please revise your disclosure to include the duration of your license agreement with Pfizer and the range of incremental royalties that you are required to pay based on net

sales under the agreement. Please limit your disclosed range of royalties to a ten-percent range (e.g., "between ten-percent and twenty-percent").

Changes in and Disagreements with Accountants of Accounting and Financial Disclosure, page 52

3. Item 304(a) of Regulation S-K requires the disclosure of any disagreements and reportable events for the most recent two fiscal years. Please tell us whether you had any disagreements with MaloneBailey, LLP or any other reportable events during the year ended December 31, 2009.

Item 9.01. Financial Statements and Exhibits, page 71

4. We note that the securities purchase agreement filed as Exhibit 10.6 makes reference to certain exhibits and schedules "attached hereto." We also note that while Exhibits A, B, D, and I to the securities purchase agreement appear to be filed separately as exhibits to Form 8-K, each of the other exhibits and schedules to the agreement are not. Please amend your Form 8-K to file a complete copy of the securities purchase agreement including all schedules and exhibits thereto or file a copy of each schedule and exhibit that has been omitted from the agreement and not otherwise filed separately as an exhibit to Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Keira Ino at (202) 551-3659 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director